news release

ArcelorMittal announces a re-opening of its share buy-back program

Luxembourg, 26 November - ArcelorMittal announces today a re-opening of its share buy-back program for up to 6% of its share capital, within the scope of the authorisation given by the annual general meeting of shareholders held on 11 May 2010.

The program will be used to partially or totally hedge ArcelorMittal’s current and future obligations under securities giving access to its share capital and share-based employee incentive plans.

This program enables ArcelorMittal to acquire or sell its own shares in accordance with applicable laws and regulations, including by selling treasury shares it currently holds, entering into off-arket, over-the-counter transactions and through call options and other derivative financial instruments.

To initiate and execute this program, ArcelorMittal will, among other things, enter into financial agreements with one or more credit institutions.

We draw attention to the fact that the annual general meeting of shareholders held on 11 May 2010 has authorized share buy-backs below the following maximum price: the purchase price per share shall not represent more than 125% of the price on the New York Stock Exchange, Euronext Amsterdam by NYSE Euronext, Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext, the Luxembourg Stock Exchange or the stock exchanges of Barcelona, Bilbao, Madrid and Valencia, depending on the market on which the transactions are made, and no less than the par value of the share at the time of repurchase. For off market transactions, the maximum purchase price is 125% of the price on Euronext Paris by NYSE Euronext.

The execution of this share buy-back is expected to start on November 29, 2010 at the soonest and will end on December 1, 2011 at the latest.